Mail Stop 4561

February 21, 2007

Mr. Eric B. Heyer
Senior Vice President and Chief Financial Officer
American Bancorp of New Jersey, Inc.
365 Broad Street
Bloomfield, NJ 07003

> **Re: American Bancorp of New Jersey, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 14, 2006**
> **File No. 000-51500**

Dear Mr. Heyer:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Exhibit 13 – Portions of the 2006 Annual Report to Stockholders

Consolidated Financial Statements

Note 14 – Earnings per Share (EPS), page 77

1. We note your disclosure that weighted average shares for 2005 and 2004 have been adjusted to reflect the exchange of shares in the second step conversion. Please tell us how your weighted average share calculations for the periods presented reflect shares issued to the public in connection with your second step conversion. We would expect that shares issued to the public are considered

issued and outstanding for purposes of your weighted average shares calculations only after the date of issuance.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant